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                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                        CHILDREN'S BROADCASTING CORPORATION
                                  (Name of Issuer)

                            COMMON STOCK, $.02 PAR VALUE
                           (Title of Class of Securities)

                                    168755-20-5
                                   (CUSIP Number)

                                 Thomas A. Letscher
                          Oppenheimer Wolff & Donnelly LLP
                        45 South Seventh Street, Suite 3400
                               Minneapolis, MN 55402
                                   (612) 607-7000
                                    ____________

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   July 20, 1999
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box: / /


                                Page 1 of 5 Pages


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                                    SCHEDULE 13D
CUSIP No: 168755-20-5
_______________________________________________________________________________
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     W. William Bednarczyk

_______________________________________________________________________________
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]
_______________________________________________________________________________
 3)  SEC USE ONLY

_______________________________________________________________________________
 4)  SOURCE OF FUNDS

     PF
_______________________________________________________________________________
 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]

_______________________________________________________________________________
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

_______________________________________________________________________________
                       7)   SOLE VOTING POWER

                       628,500
                       ________________________________________________________
NUMBER OF              8)   SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH          0
REPORTING PERSON       ________________________________________________________
WITH                   9)   SOLE DISPOSITIVE POWER

                       628,500
                       ________________________________________________________
                       10)  SHARED DISPOSITIVE POWER

                       0
_______________________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     628,500

_______________________________________________________________________________
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                              [ ]

_______________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.42%
_______________________________________________________________________________
14)  TYPE OF REPORTING PERSON

     IN
_______________________________________________________________________________

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                                    SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.02 par value (the "Common Stock"), of Children's Broadcasting Corporation, a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 721 First Street North, 4th Floor, Minneapolis, Minnesota 55401.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by W. William Bednarczyk.

     (b) The residence address of W. William Bednarczyk is 6908 Gleason Road, Edina, Minnesota 55439.

     (c) Mr. Bednarczyk principal occupation is in the area of Management Consulting.

     (d) Mr. Bednarczyk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bednarczyk was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

     (f)  Mr. Bednarczyk is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock reported on this statement were purchased with Mr. Bednarczyk's personal funds. Mr. Bednarczyk borowed approximately $570,000 from R.J. Steichen & Co. on a margin account, containing customary terms and conditions, to purchase the shares of Common Stock reported on this statement.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Bednarczyk purchased 601,000 shares of Common Stock at a price of $1.75 per share on July 20, 1999 in a market transaction. The shares of Common Stock have been acquired by Mr. Bednarczyk solely for investment purposes.

     Mr. Bednarczyk does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate

                                Page 3 of 5 Pages

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structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Bednarczyk is the beneficial owner of 628,500 shares of Common Stock, or approximately 9.42% of the current outstanding shares of Common Stock.

     (b) Mr. Bednarczyk possesses sole voting and investment power with respect to 628,500 shares of Common Stock and shares voting and investment power with respect to no shares of Common Stock reported in this statement.

     (c) Mr. Bednarczyk purchased 601,000 shares of Common Stock at a price of $1.75 per share on July 20, 1999 in a market transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

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                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          /s/ W. William Bednarczyk
July 22, 1999                             ----------------------------------
                                          W. William Bednarczyk

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